Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q2 2018 Financial Results

KFAR SAVA, Israel, July 26, 2018 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the second quarter and first half ended June 30, 2018.

Financial Results

Second Quarter: Silicom’s revenues for the second quarter of 2018 totalled $27.6 million compared with $30.3 million for the second quarter of 2017.

On a GAAP basis, net income for the quarter totalled $2.4 million, or $0.32 per share (basic and diluted), compared with $4.2 million, or $0.55 per diluted share ($0.57 per basic share), for the second quarter of 2017.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $3.4 million, or $0.44 per diluted share ($0.45 per basic share), compared with $5.2 million, or $0.69 per diluted share ($0.71 per basic share), for the second quarter of 2017.

First Six Months: Silicom’s revenues for the first half of 2018 totalled $57.1 million compared with $55.6 million for the first half of 2017.

On a GAAP basis, net income for the period totalled $1.0 million, or $0.13 per share (basic and diluted), compared with $6.8 million, or $0.90 per diluted share ($0.92 per diluted share), for the first half of 2017.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $7.7 million, or $1.00 per diluted share ($1.02 per basic share), compared with $9.1 million, or $1.21 per diluted share ($1.23 per basic share), for the first half of 2017.

Guidance for the Third Quarter

Management projects that revenues for the third quarter of 2018 will total $30 to $31 million.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “We are pleased to report revenues which are in line with our plans, confirming the fundamental strength of our business and the soundness of our strategic plan.

“During the quarter, we were excited to close two strategic deals that demonstrated the unique fit of our products for the connectivity needs of SD-WAN and NFV related markets, both at the CPE level and in the hubs. In April, a Tier-1 telco selected our edge devices for its SD-WAN-based deployment, and at the end of the quarter, a Tier-1 Internet and content provider chose our Switch-on-a-NIC for its SD-WAN-ready distribution hub infrastructure. These clients chose our products as critical building blocks that maximize the performance of their SD-WAN and NFV-related infrastructures, demonstrating that our concepts are powerful at the data center, hub and CPEs levels. With products that are important at every segment of the communications network, every service provider represents the opportunity for an almost unlimited series of Design Wins.”

Mr. Orbach continued, “Indeed, we are leveraging these successes by reaching out to additional service providers, and also returning to existing CPE customers to discuss their need for Data Center as well as SD-WAN hub solutions - and vice versa. We are pleased with the reaction so far and believe that it will translate into long-term growth for our Company.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, July 26th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

 To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 407 2553
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, taxes on amortization of acquired intangible assets, as well as discontinued project-related write-offs. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	June 30,	December 31,
	2018	2017

Assets

Current assets
Cash and cash equivalents	$32,676	$17,021
Marketable securities	-	7,752
Accounts receivables: Trade, net	27,443	41,367
Accounts receivables: Other	5,252	5,823
Inventories	49,571	51,487
Total current assets	114,942	123,450

Marketable securities	19,877	5,945
Assets held for employees’ severance benefits	1,536	1,591
Deferred tax assets	970	899
Property, plant and equipment, net	3,666	4,121
Intangible assets, net	894	1,047
Goodwill	25,561	25,561

Total assets	$167,446	$162,614

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$16,330	$12,629
Other accounts payable and accrued expenses	5,510	6,420

Total current liabilities	21,840	19,049

Liability for employees’ severance benefits	2,663	2,765

Total liabilities	24,503	21,814

Shareholders' equity
Ordinary shares and additional paid-in capital	53,077	51,931
Treasury shares	(38)	(38)
Retained earnings	89,904	88,907
Total shareholders' equity	142,943	140,800

Total liabilities and shareholders' equity	$167,446	$162,614

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2018	2017	2018	2017
Sales	$27,603	$30,266	$57,125	$55,608
Cost of sales	18,714	19,142	43,686	34,899
Gross profit	8,889	11,124	13,439	20,709

Research and development expenses	3,647	3,328	7,078	6,842
Selling and marketing expenses	1,596	1,593	3,132	3,235
General and administrative expenses	1,068	1,109	1,975	2,298
Total operating expenses	6,311	6,030	12,185	12,375

Operating income (loss)	2,578	5,094	1,254	8,334

Financial income, net	200	13	484	43
Income (Loss) before income taxes	2,778	5,107	1,738	8,377
Income taxes	342	914	741	1,587
Net income (loss)	$2,436	$4,193	$997	$6,790

Basic income (loss) per ordinary share (US$)	$0.32	$0.57	$0.13	$0.92

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,550	7,420	7,550	7,401

Diluted income (loss) per ordinary share (US$)	$0.32	$0.55	$0.13	$0.90

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,629	7,573	7,671	7,536

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2018	2017	2018	2017

GAAP gross profit	$8,889	$11,124	$13,439	$20,709
(1) Share-based compensation (*)	87	83	146	176
(2) Discontinued project-related write-offs	-	-	4,985	-
Non-GAAP gross profit	$8,976	$11,207	$18,570	$20,885

GAAP operating income (loss)	$2,578	$5,094	$1,254	$8,334
Gross profit adjustments	87	83	5,131	176
(1) Share-based compensation (*)	522	457	923	1,125
(2) Discontinued project-related write-offs	-	-	13	-
(3) Amortization of acquired intangible assets	314	479	617	955
(4) Changes in the fair value of contingent consideration	-	60	-	118
Non-GAAP operating income	$3,501	$6,173	$7,938	$10,708

GAAP net income (loss)	$2,436	$4,193	$997	$6,790
Operating income adjustments	923	1,079	6,684	2,374
(5) Taxes on amortization of acquired intangible assets	8	(27)	16	(53)
Non-GAAP net income	$3,367	$5,245	$7,697	$9,111

GAAP net income (loss)	$2,436	$4,193	$997	$6,790
Adjustments for Non-GAAP cost of sales	87	83	5,131	176
Adjustments for Non-GAAP Research and development expenses	420	512	770	1,054
Adjustments for Non-GAAP Selling and marketing expenses	252	272	480	620
Adjustments for Non-GAAP General and administrative expenses	164	212	303	524
Adjustments for Non-GAAP Income taxes	8	(27)	16	(53)
Non-GAAP net income	$3,367	$5,245	$7,697	$9,111

GAAP basic income (loss) per ordinary share (US$)	$0.32	$0.57	$0.13	$0.92
(1) Share-based compensation (*)	0.08	0.07	0.14	0.18
(2) Discontinued project-related write-offs	-	-	0.66	-
(3-5) Acquisition-related adjustments	0.05	0.07	0.09	0.13
Non-GAAP basic income per ordinary share (US$)	$0.45	$0.71	$1.02	$1.23

GAAP diluted income (loss) per ordinary share (US$)	$0.32	$0.55	$0.13	$0.90
(1) Share-based compensation (*)	0.08	0.07	0.14	0.17
(2) Discontinued project-related write-offs	-	-	0.65	-
(3-5) Acquisition-related adjustments	0.04	0.07	0.08	0.14
Non-GAAP diluted income per ordinary share (US$)	$0.44	$0.69	$1.00	$1.21

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))